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                                 [BAY CORP LOGO]
      ONE NEW HAMPSHIRE AVENUE, SUITE 125 - PORTSMOUTH, NEW HAMPSHIRE 03801
                    PHONE (603) 766-4990 - FAX (603) 766-4991

               BAYCORP REPORTS FINAL RESULTS OF SELF TENDER OFFER

(Portsmouth, New Hampshire) - March 24, 2003 - BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today the final results of its self tender offer, which expired at 12:00 midnight, Eastern Standard Time, on March 18, 2003. Based on the final count by the depository for the tender offer and Company records, 9,207,508 shares of common stock, including options tendered by directors, officers and employees for repurchase, were properly tendered and not withdrawn. BayCorp accepted for purchase 8,673,887 shares at a purchase price of $14.85 per share in accordance with the terms of the offer. The 8,673,887 shares that BayCorp accepted for purchase are comprised of the 8,500,000 shares BayCorp offered to purchase and 173,887 shares purchased pursuant to BayCorp's right to purchase up to an additional 2% of its outstanding shares. The 8,673,887 shares represent a prorata reduction to approximately 94.3% of the shares properly tendered and not withdrawn.

American Stock Transfer and Trust Company (the depository for the tender offer) will issue payment for all shares accepted for purchase and return all shares tendered but not accepted for purchase. Any questions regarding the tender offer may be directed to AST at (800) 937-5449. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, BayCorp will have approximately 683,316 fully-diluted shares of common stock.

ABOUT BAYCORP

BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. HoustonStreet, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange.

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